SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)*

Castle Brands Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148435100

(CUSIP Number)

Ms. Patricia Whitford

Island House, Grand Rue

St. Martins, Guernsey GY4 6RU

Channel Islands, UK

Phone: 44 14 81 234460

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148435100	13D/A	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS
LAFFERTY LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevis

	7.	SOLE VOTING POWER
NUMBER OF		7,053,424 (1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		7,053,424 (1)
WITH
	10.	SHARED DISPOSITIVE POWER
-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,053,424 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7% (2)

14.	TYPE OF REPORTING PERSON (see instructions)
CO; HC

(1) Includes 165,168 Common Shares (as defined herein) issuable upon the exercise of Warrants (as defined herein) held by the Reporting Person.

(2) The calculation of the percentage is based on (i) 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer as of such date, and (ii) 165,168 Common Shares issuable upon the exercise of Warrants held by the Reporting Person.

CUSIP No. 148435100	13D/A	Page 3 of 5 Pages

SCHEDULE 13D/A

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Lafferty Ltd. (the “Reporting Person”), a Nevis corporation, with the Securities and Exchange Commission (the “SEC”) on November 3, 2008, as amended by Amendment No. 1 to Schedule 13D filed on June 20, 2011 with the SEC and Amendment No. 2 to Schedule 13D filed on October 27, 2011 with the SEC, with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation and successor by merger to Castle Brands Inc., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 2.	Identity and Background.

Item 2 is hereby deleted in its entirety and replaced with the following:

This 13D is being filed by Lafferty Ltd. (the “Reporting Person”), a Nevis corporation, whose principal business is that of an investment holding company. The sole director of the Reporting Person is Fort Limited, a company incorporated in Guernsey, Channel Islands (“Fort Ltd.”), whose principal business is to function as a service company for The Fort Group and provide a general nominee holding facility. The director of Fort Ltd. is Mrs. Patricia Whitford (“Whitford”, and with Fort Ltd., “Fort”), a citizen of the Channel Islands whose principal occupation is a director of Fort Ltd. The address of the principal office of both the Reporting Person and Fort is Island House, Grand Rue, St. Martins, Guernsey GY4 6RU, Channel Islands, UK.

Neither the Reporting Person nor, to the best knowledge of the Reporting Person, Fort, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On February 11, 2014, the board of directors of the Issuer approved the mandatory conversion of all outstanding shares of the Series A Preferred Stock pursuant to its terms, effective February 24, 2014. Pursuant to the mandatory conversion, all 100.42192 shares of Series A Preferred Stock held by the Gamma Trust, and all accrued dividends thereon, were converted into 408,441 Common Shares.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The information contained in Item 3 of this Amendment is incorporated herein by reference.

To the best knowledge of the Reporting Person, Fort does not have any present plans or proposals that relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 148435100	13D/A	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer

(a) and (b)	Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

As of the date hereof, the Reporting Person beneficially owns, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, 7,053,424 Common Shares. The Reporting Person exercises both sole voting power and sole dispositive power over these securities. The Common Shares beneficially owned by the Reporting Person constitute approximately 4.7% of the Common Shares. The calculation of the percentage is based on (i) 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer as of such date, and (ii) 165,168 Common Shares issuable upon the exercise of Warrants held by the Reporting Person. To the knowledge of the Reporting Person, Fort may not be deemed to be acting as a group with the Reporting Person and may not be deemed to exercise voting power and dispositive power with respect to the securities described herein. There does not exist any agreement between the Reporting Person and Fort regarding the purchase, disposition, holding or voting of any of the Issuer’s securities.

(c)	Item 5(c) is hereby deleted in its entirety and replaced with the following:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

(e)	Item 5(e) is hereby deleted in its entirety and replaced with the following:

As of February 24, 2014, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares.

CUSIP No. 148435100	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 7, 2014

LAFFERTY LTD.

By:	Fort Limited, its corporate director

By:	/s/ Patricia Whitford
	Name:	Patricia Whitford
	Title:	Director